FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of .... April.........................................................................., 2011
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F          X         Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                 No        X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)

Date....April 26, 2011....	By	....../s/...... Masashiro Kobayashi ..........................
(Signature)*

Masashiro Kobayashi Deputy Senior General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.

1. Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the first quarter ended March 31, 2011

CONSOLIDATED RESULTS FOR
THE FIRST QUARTER ENDED MARCH 31, 2011
April 26, 2011
CONSOLIDATED RESULTS
(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Three months	Three months			Three months	Year ending
	ended	ended	Change(%)		ended	December 31,	Change(%)
	March 31, 2011	March 31, 2010			March 31, 2011	2011

Net sales	¥839,191	¥755,526	+	11.1	$10,110,735	¥3,730,000	+	0.6
Operating profit	82,502	86,843	-	5.0	994,000	335,000	-	13.6
Income before income taxes	82,032	88,852	-	7.7	988,337	330,000	-	16.0
Net income attributable
to Canon Inc.	¥55,462	¥56,811	-	2.4	$668,217	¥220,000	-	10.8

Net income attributable to Canon Inc. stockholders per share:

- Basic	¥45.15	¥46.02	-	1.9	$0.54	¥179.09	-	10.3
- Diluted	45.14	46.02	-	1.9	0.54	-		-

	Actual
	As of	As of			As of
	March 31,	December 31,	Change(%)		March 31,
	2011	2010			2011

Total assets	¥3,964,735	¥3,983,820	-	0.5	$47,767,892

Canon Inc. stockholders’ equity	¥2,659,422	¥2,645,782	+	0.5	$32,041,229

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

	2.	U.S. dollar amounts are translated from yen at the rate of JPY 83 = U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 31, 2011, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions
2011 First Quarter in Review
Looking back at the global economy in the first quarter of 2011, economic conditions continued to improve modestly throughout the world. The United States continued to recover steadily thanks to solid growth in production and improved employment rates, while in Europe, although trends varied by country, the region overall continued to realize a modest recovery, driven mainly by exports. Emerging markets, such as China and India, continued to grow through stable domestic demand, and in Japan, while the economy has been recovering gradually, the earthquake and resulting tsunami that struck northeastern Japan on March 11, 2011 lead to a decrease in production activity and consumer spending.
As for the markets in which Canon operates amid these conditions, within the office equipment market, demand recovered for network digital multifunction devices (MFDs) and laser printers continuing the same trend as the previous year. As for the consumer products market, demand for compact digital cameras maintained healthy growth mainly in emerging markets, while sales of digital single-lens reflex (SLR) cameras continued to realize robust growth across global markets. Demand for inkjet printers also maintained solid growth. In the Industry and others market, although demand for semiconductor lithography equipment grew modestly, the market for liquid crystal display (LCD) lithography equipment was marked by a downturn owing to decreases in investment by LCD panel manufacturers following the large-scale outlays made in the previous year. In addition, production was partially affected due to a shortage of components caused by the earthquake and its aftermath.
The average value of the yen during the quarter was ¥82.28 against the U.S. dollar, a year-on-year appreciation of approximately ¥8, and ¥112.86 against the euro, a year-on-year appreciation of approximately ¥12.
Despite the impact of the sharp appreciation of the yen along with the earthquake that struck northeastern Japan, net sales for the quarter totaled ¥839.2 billion (U.S.$10,111 million), an increase of 11.1% from the year-ago period, owing to such factors as increased sales of laser printers among office products, and the effects of consolidation arising from the acquisition of Océ N.V. in March 2010. Additional factors include the continued robust sales of digital SLR cameras and the significant turnaround achieved within the Industry and others segment. Despite the strong yen and such adverse affects attributable to the earthquake as losses from damaged inventory and decreased production turnover, the decline in the gross profit ratio was limited to 0.4 points from the year-ago period resulting in a ratio of 48.4% for the quarter, mainly reflecting the launch of new products and ongoing cost-cutting efforts. As a result, gross profit rose by 10.2% to ¥406.2 billion (U.S.$4,894 million) for the period. Despite ongoing Group-wide efforts to thoroughly reduce spending, operating expenses increased by ¥42.0 billion (U.S.$506 million) due to the impact of the acquisition of Océ N.V. Consequently, operating profit decreased by 5.0% to ¥82.5 billion (U.S.$994 million) for the quarter. Income before income taxes for the period totaled ¥82.0 billion (U.S.$988 million), a decrease of 7.7% year on year, while net income attributable to Canon Inc. decreased by 2.4% to ¥55.5 billion (U.S.$669 million) for the period.
Basic net income attributable to Canon Inc. stockholders per share for the quarter was ¥45.15 (U.S.$0.54), a decrease of ¥0.87 (U.S.$0.01) compared with the previous year.
Results by Segment
Looking at Canon’s quarterly performance by business sector, within the Office Business Unit, imageRUNNER ADVANCE-series products performed admirably, contributing to boosted sales volume of color network digital MFDs. Laser printers recorded an increase in sales volume, maintaining the momentum of the strong recovery realized in the previous year. Consequently, despite the effects of the strong appreciation of the yen and the impact of newly consolidated companies, first-quarter net sales for the segment totaled ¥480.9 billion (U.S.$5,794 million), growing 17.5% year on year. Operating profit decreased by 12.5% to ¥63.1 billion (U.S.$760 million) for the period, mainly due to the appreciation of the yen and the earthquake in northeastern Japan.
Within the Consumer Business Unit, sales volumes continued to increase significantly in Asia and other regions for such digital SLR cameras as the competitively priced EOS Digital Rebel T2i (EOS 550D), along with the EOS 5D Mark II, and EOS 60D advanced-amateur models. As for compact digital cameras, the Company launched ten new

ELPH (IXUS)-series and PowerShot-series models, contributing to a boost in sales volumes particularly in emerging markets.
With respect to inkjet printers, sales volume increased from the year-ago level fueled by the healthy sales of PIXMA-series models, particularly in emerging markets. Sales for the Consumer Business Unit overall, however, declined by 0.2% year on year to ¥289.6 billion (U.S.$3,489 million) due to the adverse effects of the earthquake on sales and production as well as price competition and the impact of strong yen. Operating profit decreased by 15.7% to ¥39.9 billion (U.S.$481 million) also reflecting the negative impact from the earthquake and the appreciation of the yen.
In the Industry and Others Business Unit, while unit sales of LCD lithography equipment remained at the same level as the year-ago period, the MPAsp series, which supports sixth-generation substrates and above, recorded healthy sales growth. Semiconductor lithography equipment realized a boost in sales volume, resulting in an increase in sales for the segment of 11.7% to ¥91.9 billion (U.S.$1,107 million) for the quarter. Operating profit realized a turnaround, totaling ¥6.6 billion (U.S.$80 million) for the quarter, an increase of ¥9.6 billion (U.S.$116 million) from the year-ago period.
Cash Flow
During the first quarter, cash flow from operating activities totaled ¥71.9 billion (U.S.$867 million), a decrease of ¥89.7 billion (U.S.$1,081 million) compared with the previous year as a result of such factors as increased tax payments and a decrease in accounts payable. Due to ongoing capital investment focused on higher priority items and the corporate acquisition activities from the year-ago period, cash flow from investing activities decreased ¥64.6 billion (U.S.$778 million) year on year, totaling ¥46.5 billion (U.S.$560 million). Accordingly, free cash flow totaled ¥25.4 billion (U.S.$306 million), a decrease of ¥25.1 billion (U.S.$303 million) from the previous year.
Cash flow from financing activities recorded an outlay of ¥73.9 billion (U.S.$890 million), mainly arising from the dividend payout of ¥79.9 billion (U.S.$962 million). Owing to these factors as well as the positive impact of ¥24.5 billion (U.S.$295 million) by foreign currency translation adjustments, cash and cash equivalents decreased by ¥24.0 billion (U.S.$289 million) year on year to ¥816.6 billion (U.S.$9,839 million).
Outlook
As for the outlook in the second quarter onward, many uncertainties remain such as the negative impact of the earthquake in northeastern Japan, further appreciation of fuel prices and the financial crises in some European countries. On the other hand, Asia beginning with China and India, and other emerging markets are expected to continue to realize healthy growth; the United States is projected to maintain its upward momentum; and major European markets will continue to grow steadily. Taking into account these conditions, the world economy is likely to continue a self-sustained recovery. As for the Japanese economy, for the time being, it is expected to demonstrate continued weakness due to the earthquake in northeastern Japan. With the recovery in production activity, however, we expect the situation to improve.
In the businesses in which Canon is involved, within the office equipment market, demand for such products as network digital MFDs and laser printers is projected to grow steadily. With respect to the consumer products market, demand for digital SLR cameras is expected to display robust growth, while demand for compact digital cameras and inkjet printers will grow steadily. As a result of the earthquake in northeastern Japan, however, shortages in the supply capacity for certain products are expected to continue, for the time being. In the Industry and others market, while uncertainty remains for the future, demand for semiconductor lithography equipment will likely increase steadily, whereas demand for LCD lithography equipment is projected to decline from the year-ago period.
Canon has been directly affected by the earthquake including losses from damaged buildings and inventory, and has incurred such indirect effects as electricity restrictions, supply shortages of components and a decline in consumer spending in the Japanese market. These factors and others would negatively affect Canon’s operating results and financial position. Canon seeks the restoration of production facilities and rebuilding of production systems.
With regard to currency exchange rates for the second quarter onward, on which Canon’s performance outlook is based, despite the uncertainty over such factors as future interest rate policies for major countries and the speed and degree of the economic recovery, Canon anticipates exchange rates for the period of ¥85 to the U.S. dollar and

¥120 to the euro, representing appreciations of approximately ¥3 against the U.S. dollar, and depreciation of approximately ¥3 against the euro compared with the previous year. Upon taking into consideration these foreign exchange rate assumptions, current economic forecasts, the foreseeable impact of the earthquake in the short term and the recovery plan Canon sees as being achievable at this stage, Canon projects full-year consolidated net sales in 2011 of ¥3,730.0 billion (U.S.$44,940 million), a year-on-year increase of 0.6%; operating profit of ¥335.0 billion (U.S.$4,036 million), a year-on-year decrease of 13.6%; income before income taxes of ¥330.0 billion (U.S.$3,976 million), a year-on-year decrease of 16.0%; and net income attributable to Canon Inc. of ¥220.0 billion (U.S.$2,651 million), a year-on-year decrease of 10.8%.
Future prospects are quite uncertain, containing numerous variables, such as the supply of components and availability of electricity. As such, this outlook may drastically change depending on future circumstances.

Consolidated Outlook
	Millions of yen
Fiscal year
	Year ending		Change	Year ended	Change (%)
	December 31, 2011			December 31, 2010
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C

Net sales	¥4,100,000	¥3,730,000	¥(370,000)	¥3,706,901	+0.6%

Operating profit	470,000	335,000	(135,000)	387,552	-13.6%

Income before income taxes	470,000	330,000	(140,000)	392,863	-16.0%

Net income attributable to

Canon Inc.	¥310,000	¥220,000	¥(90,000)	¥246,603	-10.8%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES II. Financial Statements	CONSOLIDATED

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen			Thousands of U.S. dollars

	As of	As of		As of

	March 31,	December 31,	Change	March 31,

	2011	2010		2011

ASSETS

Current assets:

Cash and cash equivalents	¥816,615	¥840,579	¥(23,964)	$9,838,735

Short-term investments	105,995	96,815	9,180	1,277,048

Trade receivables, net	496,608	557,504	(60,896)	5,983,229

Inventories	435,921	384,777	51,144	5,252,060

Prepaid expenses and other current assets	254,322	250,754	3,568	3,064,121

Total current assets	2,109,461	2,130,429	(20,968)	25,415,193

Noncurrent receivables	16,840	16,771	69	202,892

Investments	65,531	81,529	(15,998)	789,530

Property, plant and equipment, net	1,202,745	1,201,968	777	14,490,904

Intangible assets, net	155,192	153,021	2,171	1,869,783

Other assets	414,966	400,102	14,864	4,999,590

Total assets	¥3,964,735	¥3,983,820	¥(19,085)	$47,767,892

LIABILITIES AND EQUITY

Current liabilities:

Short-term loans and current portion of long-term debt	¥15,109	¥7,200	¥7,909	$182,036

Trade payables	376,468	383,251	(6,783)	4,535,759

Accrued income taxes	40,397	72,482	(32,085)	486,711

Accrued expenses	300,925	299,710	1,215	3,625,602

Other current liabilities	122,832	134,298	(11,466)	1,479,904

Total current liabilities	855,731	896,941	(41,210)	10,310,012

Long-term debt, excluding current installments	3,856	4,131	(275)	46,458

Accrued pension and severance cost	202,207	197,609	4,598	2,436,229

Other noncurrent liabilities	79,733	75,502	4,231	960,639

Total liabilities	1,141,527	1,174,183	(32,656)	13,753,338

Equity:

Canon Inc. stockholders’ equity:

Common stock	174,762	174,762	—	2,105,566

Additional paid-in capital	400,598	400,425	173	4,826,482

Legal reserve	59,272	57,930	1,342	714,121

Retained earnings	2,939,507	2,965,237	(25,730)	35,415,747

Accumulated other comprehensive income (loss)	(352,596)	(390,459)	37,863	(4,248,145)

Treasury stock, at cost	(562,121)	(562,113)	(8)	(6,772,542)

Total Canon Inc. stockholders’ equity	2,659,422	2,645,782	13,640	32,041,229

Noncontrolling interests	163,786	163,855	(69)	1,973,325

Total equity	2,823,208	2,809,637	13,571	34,014,554

Total liabilities and equity	¥3,964,735	¥3,983,820	¥(19,085)	$47,767,892

	Millions of yen			Thousands of U.S. dollars

	As of	As of		As of

	March 31,	December 31,		March 31,

	2011	2010		2011

Notes:

1. Allowance for doubtful receivables	¥14,925	¥14,920		$179,819

2. Accumulated depreciation	1,987,142	1,909,703		23,941,470

3. Accumulated other comprehensive income (loss):

Foreign currency translation adjustments	(286,538)	(325,612)		(3,452,265)

Net unrealized gains and losses on securities	3,242	3,020		39,060

Net gains and losses on derivative instruments	(586)	917		(7,060)

Pension liability adjustments	(68,714)	(68,784)		(827,880)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Thousands of U.S. dollars

	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	March 31, 2011	March 31, 2010			March 31, 2011
Net sales	¥839,191	¥755,526	+	11.1	$10,110,735

Cost of sales	432,954	386,958			5,216,313

Gross profit	406,237	368,568	+	10.2	4,894,422

Operating expenses:

Selling, general and administrative expenses	253,640	210,792			3,055,904

Research and development expenses	70,095	70,933			844,518

	323,735	281,725			3,900,422

Operating profit	82,502	86,843	-	5.0	994,000

Other income (deductions):

Interest and dividend income	1,636	1,021			19,711

Interest expense	(438)	(86)			(5,277)

Other, net	(1,668)	1,074			(20,097)

	(470)	2,009			(5,663)

Income before income taxes	82,032	88,852	-	7.7	988,337

Income taxes	26,052	30,117			313,879

Consolidated net income	55,980	58,735			674,458

Less: Net income attributable to noncontrolling interests	518	1,924			6,241

Net income attributable to Canon Inc.	¥55,462	¥56,811	-	2.4	$668,217

Note: Consolidated comprehensive income for the three months ended March 31, 2011 and 2010 was JPY 94,618 million (U.S.$ 1,139,976 thousand) and JPY 57,842 million, respectively.

3. DETAILS OF SALES

Sales by business unit	Millions of yen				Thousands of U.S. dollars

	Three months	Three months			Three months

	ended	ended	Change(%)		ended

	March 31, 2011	March 31, 2010			March 31, 2011

Office	¥480,862	¥409,134	+	17.5	$5,793,518

Consumer	289,621	290,287	-	0.2	3,489,410

Industry and Others	91,936	82,328	+	11.7	1,107,663

Eliminations	(23,228)	(26,223)		—	(279,856)

Total	¥839,191	¥755,526	+	11.1	$10,110,735

Sales by region	Millions of yen				Thousands of U.S. dollars

	Three months	Three months			Three months

	ended	ended	Change(%)		ended

	March 31, 2011	March 31, 2010			March 31, 2011

Japan	¥158,048	¥167,516	-	5.7	$1,904,193

Overseas:

Americas	216,534	204,555	+	5.9	2,608,843

Europe	279,953	230,678	+	21.4	3,372,928

Asia and Oceania	184,656	152,777	+	20.9	2,224,771

	681,143	588,010	+	15.8	8,206,542

Total	¥839,191	¥755,526	+	11.1	$10,110,735

Notes:	1.	The primary products included in each of the segments are as follows:

Office :    Office network digital multifunction devices (MFDs) / Color network digital MFDs / Personal-use network digital MFDs /
Office copying machines /Full-color copying machines / Personal-use copying machines /Laser printers /
Large format inkjet printers/ Digital production printers

Consumer :    Digital SLR cameras / Compact digital cameras / Interchangeable lenses / Digital video camcorders /
Inkjet multifunction printers / Single function inkjet printers / Image scanners / Broadcast equipment / Calculators

Industry and Others :    Semiconductor lithography equipment / LCD lithography equipment / Medical image recording equipment / Ophthalmic products
Magnetic heads / Micromotors / Computers / Handy terminals / Document scanners

	2.	The principal countries and regions included in each regional category are as follows:

		Americas: United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands / Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Thousands of
			U.S. dollars
	Three months	Three months	Three months
	ended	ended	ended
	March 31, 2011	March 31, 2010	March 31, 2011
Cash flows from operating activities:

Consolidated net income	¥55,980	¥58,735	$674,458

Adjustments to reconcile consolidated net income to net cash provided by operating activities:

Depreciation and amortization	61,728	60,253	743,711

Loss on disposal of fixed assets	1,421	1,741	17,120

Deferred income taxes	(1,335)	(664)	(16,084)

Decrease in trade receivables	88,409	67,093	1,065,169

Increase in inventories	(38,104)	(50,862)	(459,084)

Increase (decrease) in trade payables	(32,317)	14,303	(389,361)

Decrease in accrued income taxes	(32,926)	(6,309)	(396,699)

Increase (decrease) in accrued expenses	(8,880)	3,322	(106,988)

Increase (decrease) in accrued (prepaid) pension and severance cost	(616)	1,291	(7,422)

Other, net	(21,430)	12,751	(258,193)

Net cash provided by operating activities	71,930	161,654	866,627

Cash flows from investing activities:

Purchases of fixed assets	(50,310)	(50,518)	(606,145)

Proceeds from sale of fixed assets	401	631	4,831

Purchases of available-for-sale securities	(305)	(8,842)	(3,675)

Proceeds from sale and maturity of available-for-sale securities	1,148	24	13,831

(Increase) decrease in time deposits, net	(8,614)	937	(103,783)

Acquisitions of subsidiaries, net of cash acquired	0	(52,959)	0

Purchases of other investments	(110)	(505)	(1,325)

Other, net	11,274	127	135,832

Net cash used in investing activities	(46,516)	(111,105)	(560,434)

Cash flows from financing activities:

Proceeds from issuance of long-term debt	221	1,815	2,663

Repayments of long-term debt	(1,161)	(1,213)	(13,988)

Increase (decrease) in short-term loans, net	8,292	(55,590)	99,904

Dividends paid	(79,850)	(67,897)	(962,048)

Repurchases of treasury stock, net	(8)	(12)	(96)

Other, net	(1,351)	(1,370)	(16,278)

Net cash used in financing activities	(73,857)	(124,267)	(889,843)

Effect of exchange rate changes on cash and cash equivalents	24,479	(5,775)	294,927

Net change in cash and cash equivalents	(23,964)	(79,493)	(288,723)

Cash and cash equivalents at beginning of period	840,579	795,034	10,127,458

Cash and cash equivalents at end of period	¥816,615	¥715,541	$9,838,735

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
5. NOTE FOR GOING CONCERN ASSUMPTION

Not applicable.

6. SEGMENT INFORMATION

(1) SEGMENT INFORMATION BY BUSINESS UNIT

	Millions of yen				Thousands of
					U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	March 31, 2011	March 31, 2010			March 31, 2011

Office
Net sales:
External customers	¥479,051	¥405,516	+	18.1	$5,771,699
Intersegment	1,811	3,618	-	49.9	21,819

Total	480,862	409,134	+	17.5	5,793,518

Operating cost and expenses	417,810	337,047	+	24.0	5,033,855

Operating profit	¥63,052	¥72,087	-	12.5	$759,663

Consumer
Net sales:
External customers	¥289,368	¥289,729	-	0.1	$3,486,361
Intersegment	253	558	-	54.7	3,048

Total	289,621	290,287	-	0.2	3,489,409

Operating cost and expenses	249,712	242,954	+	2.8	3,008,578

Operating profit	¥39,909	¥47,333	-	15.7	$480,831

Industry and Others
Net sales:
External customers	¥70,772	¥60,281	+	17.4	$852,675
Intersegment	21,164	22,047	-	4.0	254,988

Total	91,936	82,328	+	11.7	1,107,663

Operating cost and expenses	85,333	85,283	+	0.1	1,028,109

Operating profit (loss)	¥6,603	¥(2,955)		-	$79,554

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(23,228)	(26,223)		-	(279,855)

Total	(23,228)	(26,223)		-	(279,855)

Operating cost and expenses	3,834	3,399		-	46,193

Operating profit	¥(27,062)	¥(29,622)		-	$(326,048)

Consolidated
Net sales:
External customers	¥839,191	¥755,526	+	11.1	$10,110,735
Intersegment	-	-		-	-

Total	839,191	755,526	+	11.1	10,110,735

Operating cost and expenses	756,689	668,683	+	13.2	9,116,735

Operating profit	¥82,502	¥86,843	-	5.0	$994,000

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
(2) SEGMENT INFORMATION BY GEOGRAPHIC AREA

	Millions of yen				Thousands of U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	March 31, 2011	March 31, 2010			March 31, 2011

Japan
Net sales:
External customers	¥177,476	¥189,383	-	6.3	$2,138,265
Intersegment	442,932	434,195	+	2.0	5,336,530

Total	620,408	623,578	-	0.5	7,474,795

Operating cost and expenses	533,874	528,433	+	1.0	6,432,217

Operating profit	¥86,534	¥95,145	-	9.1	$1,042,578

Americas
Net sales:
External customers	¥215,677	¥201,047	+	7.3	$2,598,518
Intersegment	3,113	324	+	860.8	37,506

Total	218,790	201,371	+	8.7	2,636,024

Operating cost and expenses	217,745	197,425	+	10.3	2,623,434

Operating profit	¥1,045	¥3,946	-	73.5	$12,590

Europe
Net sales:
External customers	¥277,713	¥228,850	+	21.4	$3,345,940
Intersegment	882	1,256	-	29.8	10,626

Total	278,595	230,106	+	21.1	3,356,566

Operating cost and expenses	267,276	223,272	+	19.7	3,220,193

Operating profit	¥11,319	¥6,834	+	65.6	$136,373

Asia and Oceania
Net sales:
External customers	¥168,325	¥136,246	+	23.5	$2,028,012
Intersegment	185,858	151,761	+	22.5	2,239,253

Total	354,183	288,007	+	23.0	4,267,265

Operating cost and expenses	339,907	277,192	+	22.6	4,095,265

Operating profit	¥14,276	¥10,815	+	32.0	$172,000

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-	$-
Intersegment	(632,785)	(587,536)		-	(7,623,915)

Total	(632,785)	(587,536)		-	(7,623,915)

Operating cost and expenses	(602,113)	(557,639)		-	(7,254,374)

Operating profit	¥(30,672)	¥(29,897)		-	$(369,541)

Consolidated
Net sales:
External customers	¥839,191	¥755,526	+	11.1	$10,110,735
Intersegment	-	-		-	-

Total	839,191	755,526	+	11.1	10,110,735

Operating cost and expenses	756,689	668,683	+	13.2	9,116,735

Operating profit	¥82,502	¥86,843	-	5.0	$994,000

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
7. SIGNIFICANT CHANGES IN CANON INC. STOCKHOLDERS’ EQUITY
     None.
8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(1) GROUP POSITION
1.	Number of Group Companies

	March 31, 2011	December 31, 2010	Change
Subsidiaries	291	294	(3)
Affiliates	14	14	-
Total	305	308	(3)

2.	Change in Group Entities

Subsidiaries
Removal:	3 companies
3.	Subsidiaries Listed on Domestic Stock Exchange
Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc.
(2) SIGNIFICANT ACCOUNTING POLICIES
Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Canon Inc.
April 26, 2011
CONSOLIDATED FINANCIAL RESULTS FOR

THE FIRST QUARTER ENDED MARCH 31, 2011
SUPPLEMENTARY REPORT

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT					(Millions of yen)
	2011		2010		Change year over year
	1st quarter	Year	1st quarter	Year	1st quarter	Year
		(P)

Japan
Office	91,059	-	95,514	376,928	-4.7%	-

Consumer	38,632	-	46,177	216,509	-16.3%	-

Industry and Others	28,357	-	25,825	102,312	+9.8%	-

Total	158,048	681,700	167,516	695,749	-5.7%	-2.0%

Overseas
Office	387,992	-	310,002	1,602,017	+25.2%	-

Consumer	250,736	-	243,552	1,173,113	+2.9%	-

Industry and Others	42,415	-	34,456	236,022	+23.1%	-

Total	681,143	3,048,300	588,010	3,011,152	+15.8%	+1.2%

Americas
Office	142,410	-	119,557	601,090	+19.1%	-

Consumer	66,136	-	76,165	379,522	-13.2%	-

Industry and Others	7,988	-	8,833	42,687	-9.6%	-

Total	216,534	970,600	204,555	1,023,299	+5.9%	-5.1%

Europe
Office	182,180	-	137,852	733,216	+32.2%	-

Consumer	89,751	-	86,183	407,994	+4.1%	-

Industry and Others	8,022	-	6,643	31,264	+20.8%	-

Total	279,953	1,217,600	230,678	1,172,474	+21.4%	+3.8%

Asia and Oceania
Office	63,402	-	52,593	267,711	+20.6%	-

Consumer	94,849	-	81,204	385,597	+16.8%	-

Industry and Others	26,405	-	18,980	162,071	+39.1%	-

Total	184,656	860,100	152,777	815,379	+20.9%	+5.5%

Intersegment
Office	1,811	-	3,618	8,324	-49.9%	-

Consumer	253	-	558	1,705	-54.7%	-

Industry and Others	21,164	-	22,047	94,624	-4.0%	-

Eliminations	(23,228)	-	(26,223)	(104,653)	-	-

Total	0	0	0	0	-	-

Total
Office	480,862	2,038,800	409,134	1,987,269	+17.5%	+2.6%

Consumer	289,621	1,377,700	290,287	1,391,327	-0.2%	-1.0%

Industry and Others	91,936	391,800	82,328	432,958	+11.7%	-9.5%

Eliminations	(23,228)	(78,300)	(26,223)	(104,653)	-	-

Total	839,191	3,730,000	755,526	3,706,901	+11.1%	+0.6%

					(P)=Projection

- S1 -

Canon Inc.

2. SEGMENT INFORMATION BY BUSINESS UNIT					(Millions of yen)
	2011		2010		Change year over year
	1st quarter	Year	1st quarter	Year	1st quarter	Year
		(P)

Office
External customers	479,051	2,026,000	405,516	1,978,945	+18.1%	+2.4%
Intersegment	1,811	12,800	3,618	8,324	-49.9%	+53.8%

Total sales	480,862	2,038,800	409,134	1,987,269	+17.5%	+2.6%

Operating profit	63,052	240,000	72,087	293,322	-12.5%	-18.2%
% of sales	13.1%	11.8%	17.6%	14.8%	-	-

Consumer
External customers	289,368	1,375,700	289,729	1,389,622	-0.1%	-1.0%
Intersegment	253	2,000	558	1,705	-54.7%	+17.3%

Total sales	289,621	1,377,700	290,287	1,391,327	-0.2%	-1.0%

Operating profit	39,909	215,000	47,333	238,065	-15.7%	-9.7%
% of sales	13.8%	15.6%	16.3%	17.1%	-	-

Industry and Others
External customers	70,772	328,300	60,281	338,334	+17.4%	-3.0%
Intersegment	21,164	63,500	22,047	94,624	-4.0%	-32.9%

Total sales	91,936	391,800	82,328	432,958	+11.7%	-9.5%

Operating profit	6,603	16,000	(2,955)	(9,831)	-	-
% of sales	7.2%	4.1%	-3.6%	-2.3%	-	-

Corporate and Eliminations
External customers	-	-	-	-	-	-
Intersegment	(23,228)	(78,300)	(26,223)	(104,653)	-	-

Total sales	(23,228)	(78,300)	(26,223)	(104,653)	-	-

Operating profit	(27,062)	(136,000)	(29,622)	(134,004)	-	-

Consolidated
External customers	839,191	3,730,000	755,526	3,706,901	+11.1%	+0.6%
Intersegment	-	-	-	-	-	-

Total sales	839,191	3,730,000	755,526	3,706,901	+11.1%	+0.6%

Operating profit	82,502	335,000	86,843	387,552	-5.0%	-13.6%
% of sales	9.8%	9.0%	11.5%	10.5%	-	-

					(P)=Projection

3. OTHER INCOME / DEDUCTIONS					(Millions of yen)
	2011		2010		Change year over year
	1st quarter	Year	1st quarter	Year	1st quarter	Year
		(P)

Interest and dividend, net	1,198	4,900	935	4,091	+263	+809
Forex gain / loss	2,893	(2,200)	2,746	3,089	+147	(5,289)
Equity earnings / loss of affiliated companies	(2,878)	(2,200)	(3,181)	10,471	+303	(12,671)
Other, net	(1,683)	(5,500)	1,509	(12,340)	(3,192)	+6,840

Total	(470)	(5,000)	2,009	5,311	(2,479)	(10,311)

					(P)=Projection

- S2 -

Canon Inc.
4. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT

	2011		2010
	1st quarter	Year	1st quarter	Year
		(P)

Office

Monochrome copiers	15%	14%	18%	15%

Color copiers	17%	16%	20%	17%

Other printing devices	48%	49%	54%	50%

Others	20%	21%	8%	18%

Consumer

Cameras	69%	69%	67%	70%

Inkjet printers	26%	26%	27%	24%

Others	5%	5%	6%	6%

Industry and Others

Lithography equipment	20%	18%	9%	23%

Others	80%	82%	91%	77%

				(P)=Projection

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)

	2011
	1st quarter	Year(P)

Office

Japan	-4.7%	-

Overseas	+35.6%	-

Total	+25.4%	+3.2%

Consumer

Japan	-16.3%	-

Overseas	+12.3%	-

Total	+7.6%	-0.7%

Industry and Others

Japan	+9.8%	-

Overseas	+28.2%	-

Total	+13.8%	-9.2%

Total

Japan	-5.7%	-2.0%

Overseas	+25.5%	+1.8%

Americas	+15.4%	-2.4%

Europe	+32.7%	+2.0%

Asia and Oceania	+28.2%	+6.7%

Total	+18.6%	+1.1%

		(P)=Projection

- S3 -

Canon Inc.
6. PROFITABILITY

	2011		2010
	1st quarter	Year (P)	1st quarter	Year

ROE *1	8.4%	8.1%	8.5%	9.2%

ROA *2	5.6%	5.4%	5.8%	6.3%

*1 Return on Equity ; Based on Net Income attributable to Canon Inc. and Total Canon Inc. Stockholders’ Equity	(P)=Projection

*2 Return on Assets ; Based on Net Income attributable to Canon Inc.
7. IMPACT OF FOREIGN EXCHANGE RATES

(1) Exchange rates	(Yen)

	2011			2010
	1st quarter	2nd-4th quarter (P)	Year (P)	1st quarter	Year

Yen/US$	82.28	85.00	84.36	90.63	87.40
Yen/Euro	112.86	120.00	118.28	125.07	114.97

(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)	(Billions of yen)

	2011
	1st quarter	Year (P)

US$	(27.6)	(40.0)
Euro	(19.4)	+29.8
Other currencies	(3.0)	+0.9

Total	(50.0)	(9.3)

(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)

2011
2nd-4th quarter (P)

On sales
US$	13.3
Euro	7.3

On operating profit
US$	6.3
Euro	3.9

(P)=Projection

8. STATEMENTS OF CASH FLOWS	(Millions of yen)

	2011		2010
	1st quarter	Year (P)	1st quarter	Year

Net cash provided by operating activities	71,930	470,000	161,654	744,413

Net cash used in investing activities	(46,516)	(400,000)	(111,105)	(342,133)

Free cash flow	25,414	70,000	50,549	402,280

Net cash used in financing activities	(73,857)	(143,500)	(124,267)	(279,897)

Effect of exchange rate changes on cash and cash equivalents	24,479	32,900	(5,775)	(76,838)

Net change in cash and cash equivalents	(23,964)	(40,600)	(79,493)	45,545

Cash and cash equivalents at end of period	816,615	800,000	715,541	840,579

(P)=Projection

- S4 -

Canon Inc.

9. R&D EXPENDITURE	(Millions of yen)

	2011		2010

	1st quarter	Year (P)	1st quarter	Year

Office	23,997	-	18,299	96,156
Consumer	18,835	-	19,952	82,843
Industry and Others	5,080	-	4,524	21,062
Corporate and Eliminations	22,183	-	28,158	115,756

Total	70,095	330,000	70,933	315,817

% of sales	8.4%	8.8%	9.4%	8.5%

(P)=Projection

10. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION

	(Millions of yen)

	2011		2010

	1st quarter	Year (P)	1st quarter	Year

Increase in PP&E	43,694	260,000	38,572	158,976
Depreciation and amortization	61,728	300,000	60,253	276,193

(P)=Projection

11. INVENTORIES

(1) Inventories	(Millions of yen)

	2011	2010	Difference

	Mar.31	Dec.31

Office	198,281	186,817	+11,464
Consumer	132,877	107,261	+25,616
Industry and Others	104,763	90,699	+14,064

Total	435,921	384,777	+51,144

(2) Inventories/Sales*	(Days)

	2011	2010	Difference

	Mar.31	Dec.31

Office	35	32	+3
Consumer	35	27	+8
Industry and Others	109	88	+21

Total	42	35	+7

*Index based on the previous six months sales.

12. DEBT RATIO

	2011	2010	Difference

	Mar.31	Dec.31

Total debt / Total assets	0.5%	0.3%	+0.2%

13. OVERSEAS PRODUCTION RATIO

	2011	2010

	1st quarter	Year

Overseas production ratio	53%	49%

14. NUMBER OF EMPLOYEES

	2011	2010	Difference

	Mar.31	Dec.31

Japan	70,808	71,954	(1,146)
Overseas	125,266	125,432	(166)

Total	196,074	197,386	(1,312)

- S5 -